Exhibit 99.2

January 16, 2023

Securities and Exchange Commission

Office of the Chief Accountant

100 F Street N.E.

Washington, D.C. 20549

Re: BYND Cannasoft Enterprises, Inc.

File Ref. No. 001-41408

We have read the statements made by BYND Cannasoft Enterprises Inc., which we understand will be filed with the Commission, as part of BYND Cannasoft Enterprises Inc. Form 6-K report dated January 17, 2023. We agree with such statements as they pertain to our Firm in such Form 6- K.

We have no basis to agree or disagree with any other statements of the Company contained in such Form 6-K.

Sincerely,

BF Borgers CPA PC